Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 103.69 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on January 13, 2021, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$21,905
Fiscal Agent’s fee, including printing and engraving the Securities	83,000
Printing expenses	35,350
Legal fees and expenses	42,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	232,809

Total	415,064